Five Nines Ltd
                                                          106-1641 Lonsdale Ave.
                                                   North Vancouver, B.C. V7M 2J5
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Phone (604) 880-3144
Fax (604) 929-8734





                                                                  March 16, 2004

VIA EDGAR

U. S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N,W.
Washington, D.C. 20545


                               Re: Five Nines Ltd.
                             Withdrawal of Form SB-2
                               File No. 333-110385


Gentlemen and Ladies;


Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Five Nines Ltd, (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form SB-2 tiled with the Commission on November 12, 2003 (SEC File No. 333-110385) along with any exhibits filed thereto (the "Registration Statement").

Such withdrawal is requested as Five Nines Ltd. does not have the funds to pay the legal and accounting fees necessary to proceed with this filing.

Furthermore, no securities have been sold regarding the Form SB-2 Registration Statement offering. The Registration Statement has not been declared effective by the Commission.

Five Nines Ltd. plans to rely on Rule 155(c) for subsequent private offerings of its securities and utilize the "Safe Harbor" from integration provided by Rule 155.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact the undersigned at the above listed telephone number.


Very truly yours,



Five Nines Ltd.

By: /s/ Carman Parente
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Carman Parente, President